EXHIBIT 99.3

FOR IMMEDIATE RELEASE

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com
TotalFinaElf Finalises Review of a €500-Million Investment
to Increase the Conversion Capacity of Its Normandy Refinery

Paris — April 24, 2003 – TotalFinaElf will shortly be inviting companies to submit bids for engineering, procurement & construction works ( EPC ) for a distillate hydrocracker and a steam methane reformer at its Normandy refinery near Le Havre.

The operation of the hydrocracker unit, which will have a capacity of 2.4 million metric tons a year, will require the simultaneous construction of a steam methane reformer to supply hydrogen for the new hydrocracker unit.

The two units represent a total investment of approximately €500 million.

The hydrocracker will enable the Normandy refinery to reduce its production of heavy fuel oil and enhance its supply flexibility for diesel, jet fuel and heating oil. The unit will also produce high quality bases for lubricants and speciality fluids.

This review confirms TotalFinaElf’s strategy of responding to demand in the distillates market, particularly diesel and jet fuel, and at the same time bolstering the competitiveness of its Normandy refinery.

The EPC tender will be launched before the end of April. The final decision to implement the project will be made during the Summer of 2003, once the results of the bidding process are known and local tax and environmental issues have been clarified. Actual construction, which will involve up to 1,000 people, could begin in early 2004, with start-up scheduled for the Summer of 2006.

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